BlastGard International Announces Agreements

for $1.5 Million in Debt Restructuring

CLEARWATER FL — April 10, 2013 — BlastGard International, Inc. (OTCBB: BLGA ("BlastGard" or the "Company") reported today that the majority note holder of our outstanding convertible notes entered into definitive agreements with a Canadian investment group to sell the Company’s Debt in the principal amount, including accrued interest thereon, of $1,267,707.07 owned by it plus warrants to purchase 104,333,335 shares (exercisable at $0.01 per share). The agreements require that within three (3) months of March 21, 2013, the Canadian investment group will convert all the notes acquired by it at the current conversion price of $0.009 per share. The majority note holder has also committed to convert the $182,000 of principal retained by it into shares of the Company’s Common Stock at the same conversion price. On March 25, 2013, one of the other Note holders elected to convert the principal amount, including accrued interest thereon, of $109,969.82 into 12,218,869 shares of the Company’s Common Stock. The Canadian investment group and the Company also agreed as follows: (i) the Canadian investment group will have the right to nominate and appoint a majority of the directors, (ii) the Canadian investment group has a right of first refusal to maintain their ownership percentage and (iii) the Canadian investment group is obligated to provide additional equity funding to support the Company’s operational needs through the end of 2013.

Michael Gordon, Chief Executive Officer of BlastGard, said, "This debt restructuring where a total of $1,559,676 in liabilities will be converted to equity will dramatically improve our balance sheet and the anticipated equity financing from the Canadian investment group will help support the Company’s sales and growth.. Further it shows the continuing support and belief of our senior creditors and management of the exciting future potential for BlastGard and the intrinsic value that we know exists. It is also my expectation moving forward that the warrants will be exercised in sufficient quantity to retire the remaining debt of the Company and provide for equipment upgrades at our HighCom Security plant that will help facilitate significant increases in revenue.”

BlastGard is also pleased to announce that its subsidiary HighCom Security, Inc. (“HighCom”), a worldwide security equipment manufacturer has received the continuing certification of its ISO 9001:2008 manufacturing of hard armor plates in March 2013. ISO 9001:2008 is an internationally recognized quality management system standard developed by the International Organization for Standardization (ISO).

Michael Bundy, President and COO of Highcom Security, Inc. stated, “This continuing assessment of the effective implementation and management of our ISO 9001:2008 system is vital to our ongoing efforts of improving the quality and conformity of our NIJ certified hard armor products, as well as maintaining effective control of conformity for our ongoing U.S. and international supply programs and manufacturing operations.”

About BlastGard International, Inc.

BlastGard International, Inc., doing business as BlastGard Defense Group, manufactures and markets proprietary blast mitigation materials through BlastGard International and designs, manufactures and distributes a unique range of leading security products and personal protective gear through HighCom Security. The Company's patent-pending BlastWrap® technology effectively mitigates blast effects and suppresses post-blast fires. This unique technology can be used to create new, finished products or be used to retrofit to existing products. BlastGard's core market focus is on blast effects mitigation for the commercial sector, military, law enforcement and government agencies. HighCom provides a wide range of security products and personal protective gear (including tactical armor) that are tailored and offer protection solutions to specific customer requirements. Given the equipment and ballistic protection solutions provided by HighCom, compliance with the U.S. Department of Commerce, U.S. Department of State, U.S. Department of the Treasury and all other governmental agencies' regulations is a high priority. HighCom has sold its products in the defense and law enforcement sectors and is known for innovative technology, exceptional customer service and superior quality performance. Additional information on BlastGard Defense Group’s companies can be found at http://www.blastgardintl.com and http://www.highcomsecurity.com.

“Safe Harbor'' statement under the Private Securities Litigation Reform Act of 1995: Except for historical information, all of the statements, expectations and assumptions contained in the foregoing are forward-looking statements that involve a number of risks and uncertainties. It is possible that the assumptions made by management are not necessarily the most likely and may not materialize. In addition, other important factors that could cause actual results to differ materially include the following: the Company's ability to market its products; the Company's ability to obtain additional funding; the Company's ability to obtain regulatory approvals on new products, the general economy; competitive factors; ability to attract and retain personnel; the price of the Company's stock; and other risk factors. The Company takes no obligation to update or correct forward-looking statements.

Company Contact:

BlastGard International, Inc.

Michael J. Gordon

(727) 592-9400